Exhibit No. (12)

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31
	2003	2002	2001	2000	1999
Consolidated Companies
Income before income taxes	$2,157.0	$2,297.4	$2,164.4	$2,436.0	$2,251.7
Interest expense	167.9	182.1	191.6	221.8	213.1
Interest factor in rent expense	62.7	55.7	53.5	48.6	50.5
Amortization of capitalized interest	12.7	12.0	10.8	9.6	10.0

Equity Affiliates
Share of 50%-owned:
Income before income taxes	2.7	(2.2)	(.6)	43.0	43.4
Interest expense	1.2	2.7	5.5	7.5	8.0
Interest factor in rent expense	—	.1	.8	.9	.9
Amortization of capitalized interest	—	—	.2	.5	.6
Distributed income of less than 50%-owned	96.7	104.3	103.8	96.4	88.0

Earnings	$2,500.9	$2,652.1	$2,530.0	$2,864.3	$2,666.2

Consolidated Companies
Interest expense	$167.9	$182.1	$191.6	$221.8	$213.1
Capitalized interest	12.5	11.0	19.6	20.9	12.9
Interest factor in rent expense	62.7	55.7	53.5	48.6	50.5

Equity Affiliates
Share of 50%-owned:
Interest and capitalized interest	2.6	2.7	5.5	7.5	8.1
Interest factor in rent expense	—	.1	.8	.9	.9

Fixed Charges	$245.7	$251.6	$271.0	$299.7	$285.5

Ratio of earnings to fixed charges	10.18	10.54	9.34	9.56	9.34

Note:	The Corporation is contingently liable as guarantor, or directly liable as the original obligor, for certain debt and lease obligations of S.D. Warren Company, which was sold in December 1994. The buyer provided the Corporation with a letter of credit from a major financial institution guaranteeing repayment of these obligations. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.